
October 26, 2007

Via Facsimile ((404) 685-6978) and U.S. Mail

W. Thomas King, Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street
Promenade II, Suite 3100
Atlanta, GA 30309

> **Re: FMB Equibanc, Inc.
> Schedule 13E-3
> File No. 005-83164
> Filed October 3, 2007**
>
> **Preliminary Proxy Statement on Schedule 14A
> Filed October 3, 2007
> File No. 000-32399**

Dear Mr. King:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 750 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under

Georgia law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Preliminary Proxy Statement

Cover Letter

2.   We note your disclosure here and throughout the proxy statement that the filing persons determined that the merger is fair to and in the best interests of the company's security holders "including unaffiliated shareholders." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

Cover Page

3.   Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet, page 1

4.   Please consolidate the disclosure in this Summary Term Sheet and the Question and Answer section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting. Generally revise your document to avoid the unnecessary repetition of disclosure.

5.   Please disclose prominently how security holders may avoid having their securities reclassified into shares of preferred stock or may insure that their securities are so reclassified.

Special Factors

Effects of the Reclassification, page 16

6.   We note, in the Summary Term Sheet and on page 21, that detailed financial data will be available through the Federal Reserve Board and FDIC and, on pages 11 and 19, that you intend to continue providing security holders with your annual report. Specify the type of periodic information that will be available through your regulator's website and that you intend to distribute at annual meetings.

Pro Forma Effect of the Reclassification, page 25

7.   Please update your disclosure relating to the last completed quarter as necessary. Please also apply this comment to Appendix D.

Recommendation of the Board of Directors; Fairness of the Recapitalization, page 26

8.   Revise to provide disclosure responsive to Item 1014 of Regulation M-A explaining why the board believes that an exchange of one share of preferred stock for one share of common stock is substantively fair, given the different rights associated with the preferred stock as compared to the common stock. Why is the ratio appropriate? Your discussion should be detailed, and should specifically address the rights associated with the preferred stock, including the right of first refusal held by the company and the ability of the board to authorize securities that rank senior to the preferred stock.

Sources of Funds and Expenses, page 36

9.   We note that you will incur financial advisory fees in connection with the reclassification. Please tell us, with a view toward revised disclosure, the nature of the services received from a financial advisor. Refer to Item 1015 of Regulation M-A.

Dissenters' Rights, page 36

10.   We note that the board is voluntarily offering security holders whose securities would be reclassified the opportunity to assert dissenter's rights. We also note that a security holder who chooses to exercise these rights must provide you a specific notice (which you are recommending be submitted a week prior to the meeting date) and must not vote for the proposal; however, the record date to determine which holders would have their securities reclassified is the date on which you file the articles of amendment, after the meeting. Please revise your disclosure to explain how security holders can be sure that in taking these actions they will have securities subject to reclassification.

11.   Explain how "fair value" will be calculated by the company. We note that, in the cover letter, you state you may refer to recent trading prices in determining fair value yet you also disclose on page 43 there is no market for your securities. We may have additional

comments after reviewing your revised disclosure.

Related Party Transactions, page 43

12.   Please quantify the fees paid to Mr. Edenfield's law firm during the past two years. See Item 1005(a) of Regulation M-A.

Selected Historical Consolidated Financial Data, page 48
Pro Forma Consolidated Financial Information, page 49

13.   Please provide the pro forma ratio of earnings to fixed charges. See Item 1010(a)(3) and (b)(2) of Regulation M-A.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- no filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions